Biqi International Holdings Corp. Receives Nasdaq Notification of Non-Compliance with Listing Rules

WUHAN CITY, China, July 12, 2019 /PRNewswire/ -- Biqi International Holdings Corporation (NASDAQ:BIQI) ("Biqi" or the "Company"), a producer of breeder hogs, market hogs and black hogs, as well as specialty processed black hog pork products sold through retail outlets and the internet, today announced that on July 8, 2019, the Company received notice (the “ Minimum Bid Price Deficiency Notice”) from The NASDAQ Stock Market LLC (“NASDAQ”) indicating that its Common Shares did not meet the continued listing requirement as set forth in Listing Rule 5550(a)(2) based on the closing bid price of the Common Shares for the preceding 30 business days.

Under Listing Rule 5810(c)(3)(A), the Company received a 180-calendar day grace period from the date of the Minimum Bid Price Deficiency Notice to regain compliance by meeting the continued listing standard of a minimum closing bid price of at least $1.00 per share for 10 consecutive business days during the 180-calendar day grace period ending on January 6, 2020.

In accordance with Listing Rule 5810(c)(3)(A), in addition to such initial grace period, the Company could be afforded an additional 180-calendar day compliance period, provided that on the 180th calendar day of the initial grace period, the Company (i) met the applicable market value of publicly held shares requirement for continued listing and all other applicable requirements for initial listing on The NASDAQ Capital Market (except for the bid price requirement) and (ii) notified NASDAQ of its intent to cure the minimum bid price deficiency.

Additionally, in a press release issued on May 9, 2019, it was announced that on May 6, 2019 the Company received a letter (the “Failure to File Notice”) from NASDAQ stating that, because it had not yet filed its Annual Report on Form 20-F for the year ended December 31, 2018 (the “Form 20-F”), it was no longer in compliance with Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission. The Failure to File Notice stated that the Company had until May 20, 2019 to submit to NASDAQ a plan to regain compliance with the Listing Rule 5250(c)(1). In setting the May 20, 2019 deadline for submitting a plan of compliance, the NASDAQ Staff determined to apply more stringent criteria and shorten the normal time period for the Company to submit its plan. The Failure to File Notice stated that if NASDAQ accepted the Company’s plan, then NASDAQ could grant the Company up to 180 days from the prescribed due date for filing the Form 20-F to regain compliance.

On May 20, 2019, the Company submitted its plan for compliance for filing the delinquent Form 20-F in which it undertook to file the Form 20-F by July 31, 2019.

On July 10, 2019, the Company received a letter (the “Delisting Notice”) from NASDAQ advising the Company that its Staff had determined to deny the Company’s request for an extension of time to file itsr Annual Report on Form 20--F for the year ended December 31, 2018 and to delist the Company’s Common Shares for failing to comply with Listing Rule 5250(c)(1). In addition, the Delisting Notice stated that conflicting public disclosures in the Company’s SEC reports had created a lack of clarity regarding the composition of its Board of Directors, as well as its executive management, raising significant concerns regarding the governance of the Company, which the Staff believed constituted a separate and discrete basis for delisting in the exercise of the discretionary authority granted to the Staff by Listing Rule 5101. Listing Rule 5101 states, in part, that NASDAQ "...has broad discretionary authority over the initial and continued listing of securities in NASDAQ in order to maintain the quality of and public confidence in its market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest. NASDAQ may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on NASDAQ inadvisable or unwarranted in the opinion of NASDAQ, even though the securities meet all enumerated criteria for initial or continued listing on NASDAQ."

The Notice stated that unless the Company requested an appeal of the Staff’s determination to delist its Common Shares, trading of the Common Shares will be suspended at the opening of business on July 19, 2019, and a Form 25-NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company intends to request a hearing with a Hearings Panel at NASDAQ to appeal the delisting determination and to request a stay of the trading suspension pending the outcome of the hearing. In addition, the Company will submit a plan of compliance to regain compliance with Nasdaq’s requirements for continued listing of the Company’s Common Shares with its request for a hearing. However, there can be no assurance that the Company will be able to regain compliance with such requirements.

About Biqi International Holdings Corp.

Biqi International Holdings Corp. is in the business of breeding, raising and selling breeder and market hogs in China. The Company also sells specialty processed black hog pork products through supermarkets and other retail outlets, as well as the internet.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Tony Tian, CFA
Phone: +1-732-910-9692
Email: ttian@weitianco.com